Filed by TiVo Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Xperi Corporation; TiVo Corporation; XRAY-TWOLF HoldCo Corporation

Commission File No.: 001-37870

The following communication was distributed to employees of TiVo Corporation on December 19, 2019.

TiVo Employees:

I have some exciting news to share with you. TiVo has entered into a definitive agreement to combine with Xperi in an all-stock merger. Together, TiVo and Xperi will create a global leader in media, entertainment products and intellectual property. Coupled with Xperi’s broad range of audio, imaging, and semiconductor products and solutions, our combined company will have a unique industry platform to address the ever-increasing consumer desire to enjoy entertainment anywhere, anytime, on any device.

What does this mean for TiVo? This will afford us an opportunity to expand our business in new ways, reaching new markets and channels with a like-minded partner who brings highly complementary technologies and relationships to the table. Simply put, we believe combining our strengths with Xperi puts us in a stronger competitive position, and significantly increases our growth opportunities.

I will host an all hands meeting later this morning at 10:00 PST in San Jose for North America and Europe offices. We will schedule a call with the India office for this evening, so stay tuned for details. Please look for an invitation from my office with information on how to participate.

We understand that change brings a lot of opportunities, but it is also natural to have questions about what this means for everyone. We’ll discuss in further detail during our meeting and as we move forward, you can expect me to share additional information with you as it becomes available.

As a reminder, if you are contacted by the media or other outside parties, please direct any inquiries to John Goodwin. Also, please direct any customer related questions to Matt Milne.

It’s an exciting time to be part of the TiVo family as we embark on this next step. The entire leadership team is committed to being as transparent as possible with you as we move forward and we look forward to sharing exciting developments.

Dave

Important Information and Where to Find It

In connection with the proposed transaction, Xperi and TiVo will cause XRAY-TWOLF HoldCo Corporation, the future parent company (“Holdco”) to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Xperi and TiVo and that also will constitute a prospectus of Holdco (“Joint Proxy Statement/Prospectus”). Xperi, TiVo and Holdco may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Xperi, TiVo or Holdco may file with the SEC. INVESTORS, XPERI STOCKHOLDERS AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors, Xperi stockholders and TiVo stockholders may obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents that are filed or will be filed with the SEC by Xperi, TiVo or Holdco through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Xperi or TiVo at the following:

Xperi Corporation

3025 Orchard Parkway

San Jose, California 95134

Attention: Investor Relations

818-436-1231

IR@xperi.com

TiVo Corporation

2160 Gold Street

San Jose, California 95002

Attention: Investor Relations

818-295-6651

IR@tivo.com

Participants in the Solicitation

Xperi, TiVo or Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Xperi’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Xperi’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 20, 2019. Information regarding TiVo’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in TiVo’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 15, 2019. Xperi stockholders and TiVo stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the proposed transaction, including the interests of Xperi and TiVo directors and executive officers in the transaction, which may be different than those of Xperi and TiVo stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Xperi’s and TiVo’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Xperi and TiVo, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate the transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, cost savings, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Holdco’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Xperi and TiVo; (iii) Xperi’s ability to implement its business strategy; (iv) pricing trends, including Xperi’s and TiVo’s ability to achieve economies of scale; (v) potential litigation relating to the proposed transaction that could be instituted against Xperi, TiVo or their respective directors; (vi) the risk that disruptions from the proposed transaction will harm Xperi’s or TiVo’s business, including current plans and operations; (vii) the ability of Xperi or TiVo to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) uncertainty as to the long-term value of Holdco common stock; (x) legislative, regulatory and economic developments affecting Xperi’s and TiVo’s businesses; (xi) general economic and market developments and conditions; (xii) the evolving legal, regulatory and tax regimes under which Xperi and TiVo operate; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Xperi’s and/or TiVo’s financial performance; (xiv) restrictions during the pendency of the proposed transaction that may impact Xperi’s or TiVo’s ability to pursue certain business opportunities or strategic transactions; (xv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Xperi’s and TiVo’s response to any of the aforementioned factors; (xvi) failure to receive the approval of the stockholders of Xperi and/or TiVo; and (xvii) any plans regarding a potential separation of the combined businesses. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Xperi’s or TiVo’s consolidated financial condition, results of operations, or liquidity. Neither Xperi nor TiVo assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.